UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     OCTOBER 1, 1995 TO
                                                DECEMBER 31, 1995
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102


File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself and Public Service Company of Oklahoma (PSO) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's and PSO's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for both SWEPCO and PSO; (b) the amount of expenditures by month for direct labor, direct material cost, and indirect expenses for both SWEPCO and PSO; (c) computation by month of allocated cost to be shared by SWEPCO and PSO on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO detailing the work and charges associated with PSO rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement Between SWEPCO and PSO. This report covers the period October 1, 1995 through December 31, 1995.



A. NUMBER OF RAIL CARS SERVICED
                                             SWEPCO        PSO         TOTAL

        October 1995                           347         267           614
        November 1995                          350         139           489
        December 1995                          369         154           523
        Total Period                         1,066         560         1,626


B. AMOUNT OF EXPENDITURES DETAIL
                                              SWEPCO         PSO      TOTAL

     Direct Labor - October 1995           $  31,643   $   16,211    $47,854
                  - November 1995             35,086       11,347     46,433
                  - December 1995             47,072       18,078     65,150
                  - Total Period             113,801       45,636    159,437

     Direct Material - October 1995          184,283      100,683    284,966
                     - November 1995         157,220       26,946    184,166
                     - December 1995         211,107      102,830    313,937
                     - Total Period          552,610      230,459    783,069

     Other Direct Expenses - October 1995     22,446       38,886     61,332
                           - November 1995    72,987       16,801     89,788
                           - December 1995    60,633       11,024     71,657
                           - Total Period    156,066       66,711    222,777

     Indirect Expenses Shared
         On Cost Ratio - October 1995         75,013       38,437    113,450
                       - November 1995       109,912       35,551    145,463
                       - December 1995        96,063       36,896    132,959
                       - Total Period        280,988      110,884    391,872

     Total Expenditures - October 1995       313,385      194,217    507,602
                        - November 1995      375,205       90,645    465,850
                        - December 1995      414,875      168,828    583,703
                        - Total Period    $1,103,465   $  453,690 $1,557,155


C. COMPUTATION OF COST RATIO
                                              SWEPCO         PSO      TOTAL
     October 1995 -
          Direct Labor                        $31,643     $16,211    $47,854
          Cost Ratio                            66.12%      33.88%    100.00%

     November 1995 -
          Direct Labor                        $35,086     $11,347    $46,433
          Cost Ratio                            75.56%      24.44%    100.00%

     December 1995 -
          Direct Labor                        $47,072     $18,078    $65,150
          Cost Ratio                            72.25%      27.75%    100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO detailing charges associated with PSO rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, Southwestern Electric Power
Company has duly caused this report to be signed on its behalf on this the 13th day of February, 1996.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By  /s/   R. Russell Davis
                                        R. Russell Davis
                                        Controller and
                                  Chief Accounting Officer





                        INDEX TO EXHIBITS




    Exhibit                                                      Transmission
    Number                          Exhibit                         Method


      1 October 1995 statement furnished by SWEPCO to Electronic PSO detailing PSO's rail car charges


      2 November 1995 statement furnished by SWEPCO to Electronic PSO detailing PSO's rail car charges


      3            December 1995 statement furnished by SWEPCO    Electronic
                   to PSO detailing PSO's rail car charges